August 21, 2018

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 25, 2018
           File No. 333-225254

Dear Ms. Chin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A

Description of Business, page 37

1. You state that you have 40 million users with the majority of users in China with the U.S.
       close behind. Please substantiate this number and clarify whether it is a cumulative statistic. Explain how you are permitted to operate in China without a Chinese operating subsidiary. Explain whether there are any Chinese laws affecting your corporate structure and/or limiting your business in China.
2.     Provide the information required by Item 101(c)(1)(iv) of Regulation
S-K.
3. Throughout your document, clarify the current status of your products and solutions. We
 Anna Chin
FirstName LastNameAnna Chin
Gofba, Inc.
Comapany NameGofba, Inc.
August 21, 2018
August 21, 2018 Page 2
Page 2
FirstName LastName
         note your statement on page 41 that you are presently entering the internet market for search, chat, email, e-commerce and offsite storage and the fact that you have not generated any revenues as of March 31, 2018. For each product or solution that is under development, outline the steps and costs associated with the next stage of testing and development as well as the funding sources.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters
Recent Issuance of Unregistered Securities, page 46

4. In 2017, the company issued 4,882,110 shares of common stock to approximately 350 individuals, who confirmed their investment, out of approximately 470 potential investors who had indicated interest in investing in Gofba, Inc. and had submitted a prepayment to the Company. Please provide us with a detailed analysis regarding your reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, including: the nature of the solicitation (i.e., how the offerees were identified and contacted, what materials were provided to the offerees), what constituted a prepayment and was the prepayment rolled into the payment for shares, were refunds returned to the offerees who did not express further interest, and the relationship between the company and each offeree. Explain to us how Gofba determined their sophistication.

         Please also provide us with an analysis regarding your reliance on
Section 4(a)(2) of the
         Securities Act for your February 2018 issuance of 1,222,520 shares to 73 individuals and entities that had worked with Gofba creating and testing your products.
Directors, Executive Officers, Promoters, and Control Persons, page 57

5. Please describe the business experience during the past five years for your officers and directors to clearly cover the past five years. For example, clarify Mr. DeLisi's and Dr.
         Larsen's employment history. Refer to Item 401(e)(1) of Regulation
S-K.
General

6. You state that the your common stock will be listed on a national exchange, such as the
         NYSE or NASDAQ. Clarify throughout the filing that you do not currently meet the listing standards and explain the requirements for you to be listed.
7. Please update your financial statements to include the interim financial statements for the period ended June 30, 2018. See Rule 8-08 of Regulation S-X.
8. You state that you are registering 2,000,000 shares on a primary basis at a price of $5 per share and 4,986,620 shares on a secondary basis at $3.75 per share until your common stock is listed on a national exchange, such as the NYSE or Nasdaq , at which time the shares may be sold at prevailing market prices or privately negotiated prices. It appear from your disclosure that these offerings will be done on a concurrent basis. If so, please
 Anna Chin
Gofba, Inc.
August 21, 2018
Page 3
      explain how the offerings will be conducted and why these offerings are not being done at the same price per share.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-
3735 with any other questions.



                                                          Sincerely,

FirstName LastNameAnna Chin                               Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameGofba, Inc.
                                                          and Services
August 21, 2018 Page 3
cc:       Craig Butler
FirstName LastName